FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert George ELSTONE
Date of last notice	15 December 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	01 June 2005
No. of securities held prior to change	2,256
Class	Ordinary
Number acquired	270
Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,505
No of securities held after change	2,526
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

GF NOLAN
Company Secretary
8 June 2005

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Daniel Thomas GILBERT
Date of last notice	25 November 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	01 June 2005
No. of securities held prior to change Invia Custodian Pty Limited <ACEJOE PL Super Fund A/C>	2,196 Relevant interest in 1,772 ordinary shares fully paid in the share capital of National Australia Bank Limited Relevant interest in 1,253 National Income Securities
Class	Ordinary
Number acquired	270
Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,505
No of securities held after change Invia Custodian Pty Limited <ACEJOE PL Super Fund A/C>	2,466 Relevant interest in 1,772 ordinary shares fully paid in the share capital of National Australia Bank Limited Relevant interest in 1,253 National Income Securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

GF NOLAN
Company Secretary, 08 June 2005

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Shirley SEGAL
Date of last notice	15 December 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	01 June 2005
No. of securities held prior to change Larinay Pty Limited	2,598 180 National Income Securities
Class	Ordinary
Number acquired	832
Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$26,208
No of securities held after change Larinay Pty Limited	3,430 180 National Income Securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

GF NOLAN
Company Secretary
08 June 2005

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Benedict DUNCAN
Date of last notice	13 May 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	01 June 2005
No. of securities held prior to change	10,006
Class	Ordinary
Number acquired	471
Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,836.50
No of securities held after change	10,477
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

GF NOLAN
Company Secretary
08 June 2005

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John KRAEHE
Date of last notice	15 December 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	01 June 2005
No. of securities held prior to change	26,893 2,500 (held in a trust) 670 National Income Securities
Class	Ordinary
Number acquired	1,493
Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$47,029.50
No of securities held after change	28,386 2,500 (held in a trust) 670 National Income Securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Director’s Share Plan

GF NOLAN
Company Secretary
08 June 2005

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan TOMLINSON
Date of last notice	15 December 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	01 June 2005
No. of securities held prior to change	32,822 500 National Income Securities
Class	Ordinary
Number acquired	1,600
Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$50,400
No of securities held after change	34,422 500 National Income Securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

GF NOLAN
Company Secretary
08 June 2005

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Gordon THORN
Date of last notice	25 November 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	01 June 2005
No. of securities held prior to change	3,271
Class	Ordinary
Number acquired	643
Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,254.50
No of securities held after change	3,914
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

GF NOLAN
Company Secretary
08 June 2005

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul John RIZZO
Date of last notice	25 November 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	01 June 2005
No. of securities held prior to change	2,219
Class	Ordinary
Number acquired	302
Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$ 9,513
No of securities held after change	2,521
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

GF NOLAN
Company Secretary
08 June 2005

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alfred CHANEY
Date of last notice	13 January 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	01 June 2005
No. of securities held prior to change	20,000
Class	Ordinary
Number acquired	239
Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,528.50
No of securities held after change	20,239
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

GF NOLAN
Company Secretary
08 June 2005

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan Case
Date:	8 June 2005	Title:	Associate Company Secretary